Exhibit 99.4

FORM 51-102F3

Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY

Dejour Enterprises Ltd. (the “Company”)

598-999 Canada Place,

Vancouver, BC V6C 3E1

ITEM 2.	DATE OF MATERIAL CHANGE

February 11, 2011

ITEM 3.	NEWS RELEASE

Issued February 11, 2011 and distributed through the facilities of Stockwatch,

BusinessWire, and SEDAR.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

Dejour Closes a US$550,000 Supplemental Equity Raise.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.	OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER

Contact: Mathew Wong, CFO

Telephone: (604) 638-5058

ITEM 9.	DATE OF REPORT

DATED at Vancouver, British Columbia, this February 11, 2011.

Dejour Closes US$550,000 Supplemental Equity Raise

Denver, Colorado, February 11, 2011 -- Dejour Enterprises Ltd. (NYSE-AMEX: DEJ / TSX: DEJ) announces that it has closed its previously announced supplemental offering of units, with each unit consisting of one common share and one half of one common share purchase warrant. Dejour issued 1,833,333 common shares and 916,667 common share purchase warrants in the offering, resulting in gross proceeds of approximately US$550,000.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any offer or sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction

.

About Dejour

Dejour Enterprises Ltd. is an independent oil and natural gas company operating multiple exploration and production projects in North America’s Piceance Basin (107,000 net acres) and Peace River Arch regions (15,000 net acres). Dejour’s veteran management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE-Amex: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com